Exhibit 99.1

Concorde International Group Acquires Assets of Software Risk, a Centralized Facilities Management Platform, Through Its Subsidiary

Acquisition Expands Technology Capabilities and Opens New Revenue Streams in Facilities Management Sector

Singapore – September 12, 2025 – Concorde International Group Ltd. (NASDAQ: CIGL) (“Concorde” or the “Company”), an integrated security services provider that combines physical manpower and innovative technology to deliver effective security solutions, today announced that its wholly owned subsidiary, Concorde International Group Pte. Ltd. (“Concorde Singapore”), has entered into a Software Purchase Agreement to acquire the assets of Software Risk, a cloud-based software-as-a-service (“SaaS”) platform designed to provide intelligent, organized, and sustainable facilities management.

Under the terms of the agreement, Concorde Singapore will acquire the Software Risk assets for a total consideration comprising (i) a cash payment of AUD 50,000, (ii) the issuance of 100,000 restricted Class A Ordinary Shares of the Company, subject to a 12-month lock-up, and (iii) a 10% revenue share from income generated through the Software Risk platform in the Australian market for a period of 12 months. According to an independent valuation report prepared by Markit Valuation Services Limited dated February 28, 2023, Software Risk was valued at approximately $57.5 million. The acquisition covers all platform assets, including modules, source code, object code, documentation, and related materials. It excludes hardware, goodwill, domains, and trading activities not associated with Software Risk.

According to Grand View Research, the global facility management software market is estimated at approximately USD 3.8 billion in 2024 and is projected to grow to USD 9.6 billion by 2033. According to Business Research Insights, the broader facilities management industry, which includes both digital and on-site services, is also set to expand significantly—from USD 42 billion in 2024 to USD 92.9 billion by 2033. This growth is fueled by rising demand for integrated, IoT-enabled systems, with over two-thirds of organizations adopting such technologies to improve efficiency and sustainability.

Software Risk is a cloud-based SaaS facilities management platform designed to centralize and simplify oversight of complex operations across single or multiple sites. It provides an all-in-one system for managing maintenance, physical security, visitor access, cleaning, waste disposal, environmental monitoring, incident reporting, and task scheduling. With intuitive web and mobile applications, managers can automate workflows, receive real-time data, and track resources, enabling greater efficiency, cost savings, and higher service standards. The platform is scalable for organizations of all sizes and integrates seamlessly with a wide range of third-party software and hardware solutions subject to customary integration and licensing requirements.

Integrated into Concorde’s patented Mobile Surveillance and Response ecosystem, Software Risk transforms the Company’s service offering into a unified platform that combines facilities management with mobile surveillance and rapid response. The ongoing integration phase enhances incident management, strengthens resource coordination, and delivers greater operational visibility across client sites.

Swee Kheng (Alan) Chua, Chairman and Chief Executive Officer of Concorde, commented, “The acquisition of Software Risk’s assets strengthens our technology portfolio and expands our capabilities in the facilities management sector. By offering a fully integrated, cloud-based platform, we can help organizations enhance productivity, reduce costs, and streamline operations, delivering greater value to our customers while opening new revenue opportunities for Concorde. Acquiring a ready-to-deploy software saves us tremendous efforts and costs and, most importantly, accelerates our time to market. Its ability to integrate seamlessly across our ecosystem is also of paramount importance. For example, it will greatly enhance the responsiveness of our patented I-Man Facility Sprinter, reinforcing real-time operational requirements for our security services. This transaction reflects our ongoing strategy to integrate advanced technology with our core security services, enabling us to provide comprehensive, value-driven solutions to clients across a wide range of industries.”

About Concorde International Group Ltd

Concorde International Group Limited (Nasdaq: CIGL) is a Singapore-based company specializing in integrated security solutions and facilities management services. Established in 1997, the Company is recognized for its bold and disruptive innovation with its integrated monitoring of properties, assets and building service systems under 24/7 surveillance, ensuring complete security and business efficiency. This is done through a suite of smart security solutions called “I-Guarding Solutions”. The first of these solutions is its patented I-Man Facility Sprinter – a revolutionary mobile vehicular platform providing security and facility maintenance services.

For more information, please visit: https://www.concordesecurity.com/

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the "Risk Factors" section of the registration statement and annual report filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, contact:

Investor Relations Contact:

Crescendo Communications, LLC

David Waldman/Natalya Rudman

Tel: (212) 671-1020

Email: CIGL@crescendo-ir.com